Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol – ARZ NYSE MKT Ticker Symbol – AZK U.S. Registration (File 001-31893) Website www.aurizon.com

SECOND QUARTER REPORT
JUNE 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aurizon reports unaudited financial results for the second quarter of 2012, which have been prepared on the basis of available information up to August 6, 2012.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.  All dollar amounts are in Canadian dollars unless otherwise stated.

Second Quarter 2012 Highlights and Significant Items

▪	Net profit of $8.6 million, or $0.05 per share, 29% higher than second quarter 2011.

▪	EBITDA¹ of $25.4 million compared to $27.9 million in the second quarter 2011.

▪	Operating profit margin² per ounce of US$921.

▪	Gold production of 37,820 ounces.

▪	Cash balances of $208 million and no debt.

▪	Joanna feasibility study completed.

▪	Encouraging exploration results at Casa Berardi and Joanna.

FINANCIAL RESULTS

Financial review of the second quarter 2012

Net Profit of $8.6 million, or $0.05 per share, was achieved in the second quarter 2012, 29% higher than the net profit of $6.6 million, or $0.04 per share, in the same period of 2011.  Comparative second quarter 2011 results were negatively impacted by the retroactive enactment of higher Quebec resource taxes.  Profit before income taxes in the second quarter of 2012 was 23% lower than the same period of 2011 as a result of higher total production costs.

Revenue from Casa Berardi operations increased to $60.9 million in the second quarter of 2012 from the sale of 37,345 ounces of gold, compared to $59 million from the sale of 39,900 ounces of gold in the same quarter of 2011. The average realized gold price was US$1,592 per ounce and the average Cad/US exchange rate was 1.02, compared to realized prices of US$1,521 per ounce at an average exchange rate of 0.97 in the same quarter of 2011.  The average London afternoon gold fix for the second quarter of 2012 was US$1,611 per ounce compared to US$1,504 per ounce for the same period of 2011.

Cost of sales for the second quarter 2012, comprising operating costs and depreciation and amortization of $25.5 million and $10.7 million respectively totalled $36.2 million.  On a unit cost basis, total cash costs per ounce of gold sold³ were US$671 and depreciation and amortization was US$283 per ounce, for a total production cost of US$954 per ounce.  As reported in the first quarter, changes to the mining sequence were necessary in the first half of 2012 as a result of a lack of shotcrete capacity required for ground rehabilitation which has now been resolved.  These operational issues impacted productivities during the quarter, resulting in higher unit operating costs4 than plan of Cad$142 per tonne.

1, 2, 3 & 4 See “Non-GAAP Measures” on pages 7 & 8

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Gross profit of $24.7 million in the second quarter 2012 decreased from $29.1 million for the same period of 2011.  Moderately higher realized gold prices were more than offset by higher operating costs resulting in operating profit margins to decline to US$921 per ounce compared to US$977 per ounce in the same quarter of 2011.  Higher depreciation and amortization charges of US$283 per ounce also impacted second quarter results, compared to US$225 per ounce in the same quarter of 2011.

EBITDA declined 9% to $25.4 million, compared to $27.9 million in 2011, as a result of higher unit total cash costs, partially mitigated by higher gold prices.

Exploration expenditures in the second quarter 2012 totalled $5.4 million compared to $6.1 million in the same period of 2011.  Exploration activities in 2012 were conducted primarily on the Marban and Joanna projects, including the completion of the feasibility study at Joanna.

General and administrative costs in the second quarter 2012 totalled $4.2 million, matching those costs in the same period of 2011.

Income and resource taxes totalled $6.4 million, or 43% of pre-tax earnings, for the second quarter 2012, significantly lower than the $12.7 million, or 66% of pre-tax earnings, for the same period of 2011.  The second quarter 2011 taxes reflect the retroactive enactment of higher Quebec resource taxes to March 31, 2010, which increased the tax rate from 12% to 14% from April 1, 2010 onward and to 15% in 2011.  The Quebec resource tax rate in 2012 is 16%.

The combined Canadian statutory income and resource tax rate for the Company in 2012 is 38.4%.  The difference in the statutory rates from the effective rates in 2012 is primarily due to the non-deductibility of certain costs, particularly for the determination of the Quebec resource tax.

Cash flows from operating activities in the second quarter 2012 totalled $21.7 million, compared to $23.1 million in the same period of 2011.  The decrease in cash flow from a year ago is principally due to lower gold sales volumes and lower operating profit margins resulting from higher total cash costs, partially mitigated by higher realized gold prices.

Investing activities totalled $15.6 million in the second quarter 2012, compared to $13.0 million for the same period of 2011.  Capital expenditures at Casa Berardi totalled $19.4 million in the second quarter 2012, of which $17.3 million was on sustaining capital and development, and $2.1 million was on exploration activity.

Financing activities during the second quarter 2012 resulted in cash inflows totalling $3.0 million from incentive stock option exercises.

First Half 2012

Net Profit for the six months ended June 30, 2012 was $16.8 million, or $0.10 per share, compared to $9.1 million or $0.05 per share in the same period of 2011.  First half operating results were positively impacted by higher realized gold prices, partially reduced by lower gold sales volume and higher total production costs, compared to the same period of 2011. Profits in the first half of 2011 were also adversely impacted by a significant increase in income and resource taxes associated with the new Quebec resource tax.

Lower ore grades partially mitigated by higher ore throughput in the first half of 2012 compared to the same period of 2011 resulted in gold production totalling 71,308 ounces compared to 73,394 ounces in the same period of 2011.  A weaker Canadian dollar over the past year has had a positive effect on US dollar denominated gold prices.

Cash flow from operating activities totalled $25.1 million in the first half of 2012, compared to cash flow of $37.6 million for the same period of 2011.  The decrease in cash flow in 2012 is primarily due to a $10.2 million increase in non-cash working capital items resulting from the payment in 2012 of income and resource tax payments totalling $18.4 million in respect of 2011 taxes owing.  Operating profit margins increased to US$963 per ounce in 2012, compared to US$882 per ounce in the same period of 2011.

Investing activities in the first half of 2012 totalled $36.1 million, of which $33.7 million was invested in sustaining capital and exploration expenditures at Casa Berardi.  In the same period of 2011, investing activities totalled $24.0 million, of which $23.9 million was invested in capital and exploration expenditures at Casa Berardi.

Financing activities resulted in cash inflows of $5.3 million in the first half of 2012 compared to cash outflows of $0.4 million for the same period of 2011.

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CASH RESOURCES AND LIQUIDITY

As at June 30, 2012, cash and cash equivalents were $207.9 million, compared to $213.5 million as at December 31, 2011.  Cash balances were impacted by income and resource tax payments totalling $18.4 million in 2012 in respect of taxes owing for 2011.  Working capital increased to $202 million from $198 million as at December 31, 2011.  The US$50 million revolving credit facility established on January 31, 2011 remains un-utilized as at August 6, 2012.

CASA BERARDI

Operations

	2012			2011
	1st Half	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	341,285	176,557	164,728	170,283	188,571	178,233	161,036
Grade – grams/tonne	7.13	7.27	6.99	9.13	7.95	8.00	6.85
Mill recoveries - %	91.1%	91.7%	90.5%	92.0%	92.2%	90.4%	90.2%
Gold production – ounces	71,308	37,820	33,488	45,995	44,457	41,417	31,976
Gold sold – ounces	70,709	37,345	33,364	50,787	40,257	39,900	34,306
Per ounce data – US$5
Average realized gold price (i)	$1,639	$1,592	$1,692	$1,655	$1,695	$1,521	$1,392
Total cash costs (ii)	$676	$671	$681	$498	$497	$544	$621
Amortization (iii)	263	283	234	238	250	225	238
Total production costs (iv)	$939	$954	$915	$736	$747	$769	$859

Table footnotes:
(i)        Realized gold prices divided by ounces sold.
(ii)    Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.
(iii)   Depreciation and amortization charges.
(iv)   Total cash costs plus depreciation and amortization charges.

CASA BERARDI DISCUSSION

Operational results

Ore throughput increased 7% and ore grades improved 4% in the second quarter compared to the first quarter 2012.  As reported in the first quarter, changes to the mining sequence were necessary in the first half of 2012 due to a lack of shotcrete capacity required for ground remediation, which has now been resolved.  Gold production from the Casa Berardi mine in the second quarter of 2012 totalled 37,820 ounces, 13% higher than the first quarter 2012, and lower than the second quarter 2011 production of 41,417 ounces.

Daily ore throughput of 1,940 tonnes per day at an average grade of 7.27 grams per tonne was achieved in the second quarter 2012, compared to 1,959 tonnes per day at an average grade of 8.0 grams per tonne in the same quarter of 2011.  Lower ore grades were the principal factor for the lower gold production in the second quarter 2012.  Unit operating costs on a Canadian dollar per tonne basis in the second quarter of 2012 were higher than plan, at $142 per tonne, due to difficult ground conditions and higher rehabilitation costs.  Unit operating costs in the same quarter of 2011 were $119 per tonne.

5 See “Non-GAAP Measures” on pages 7 & 8

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 The anticipated higher unit operating costs on a per tonne basis in 2012, resulted in total cash costs of US$671 per ounce in the second quarter 2012, compared to US$544 in the same quarter of 2011.  A combination of a 19% increase in unit operating costs together with 9% lower ore grades resulted in the higher total cash costs per ounce in the second quarter 2012, compared to the same quarter of 2011.

Moderately higher realized gold prices were more than offset by higher operating costs resulting in operating profit margins to decline to US$921 per ounce compared to US$977 per ounce in the same quarter of 2011.

Ore throughput and grades are anticipated to be higher in the second half of 2012, which is expected to result in higher gold production and lower total cash costs per ounce than those realized in the first half of 2012.

Casa Berardi Shaft Deepening

Shaft deepening of the West Mine production shaft continued with 106 metres of sinking completed in the first half of 2012 from the 760 metre level down to the 866 metre level.  Also completed in the first half of the year were the excavation of the loading pocket at the 795 level and the installation of a sinking hoist for the second phase of shaft deepening.  Shaft deepening is expected to be completed in the first quarter 2013 and operational by the third quarter 2013.  The shaft will provide access to the lower portion of Zones 113, 118, and 123 from a drift at the 1,010 metre level.  As previously reported, with production priorities impacting the scheduling and productivity of the shaft deepening project, as well as general inflationary cost pressures, the capital costs for the shaft deepening and lateral drift development at the 1,010 metre level to access Zones 113, 118 and 123 is now projected to be $40 million, of which $7.4 million has been incurred in the first half of the year, and $17.2 million incurred to date.  Approximately $10.5 million will be incurred in the second half of 2012 and the balance in 2013.

Casa Berardi Exploration

Three surface rigs and eight underground drill rigs were active at Casa Berardi during the second quarter 2012.  The underground drill rigs were primarily focused on infill and step-out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 123. Drilling in the vicinity of Zone 123 from the 810 metre drift has confirmed the identification of new mineralized lenses outside of the known resource block.  Some of the better drill results include 6.7 grams per tonne over 25 metres; 16.1 grams per tonne over 6.4 metres; and 5.8 grams per tonne over 9.5 metres.

One surface drill rig continues to be active exploring Zone 160 near the East mine mill facilities where there may be an opportunity to establish an open pit operation.  Some of the better drill results include 16.9 grams per tonne over 2.2 metres and 1.0 gram per tonne over 19.5 metres.  A second surface drill rig was actively exploring the Principal Zone and another exploring the depth extensions of the West Mine area.  Some of the better drill results from the eastern side of the Principal Zone and outside of the pit contours are 1.7 grams per tonne over 163.8 metres and 5.1 grams per tonne over 49.4 metres.

FEASIBILITY AND EXPLORATION DISCUSSION

Joanna Gold Development Property

The results of the Joanna Hosco Feasibility Study were received in the second quarter of 2012. The Feasibility Study established in-pit mineral reserves of 1.66 million ounces of gold in the Hosco deposit that forms part of the 100% owned Joanna project.  The Feasibility Study was prepared by BBA Inc. of Montreal, (“BBA”) with contributions from other engineering firms and consultants, in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).

The Feasibility Study was prepared as an open pit mining project relating solely to the mineral reserves located on the Hosco deposit.  The Hosco deposit forms part of the Joanna Project which is located in pro-mining, north-western Quebec, 20 kilometres east of the town of Rouyn-Noranda.  The in-pit mineral reserves were estimated at a cut-off grade of 0.5 g/t for a total diluted proven and probable reserve estimate of 41.1 million tonnes at 1.26 grams/tonne representing 1.66 million ounces of gold.  The mine plan was designed for a 8,500 tonnes per day operation, with an average stripping ratio of 4.49 to 1 and a life of mine of 13.4 years.

The milling circuit includes crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP).  Metallurgical test work indicates that the use of the pressure oxidation technology prior to leaching improves the overall gold recoveries to 87.5%.  The study provides for the low sulphide tailings, without cyanide, to be stored in a flotation thickened tailings pond and the tailings from the autoclave circuit would be stored in a specifically designed impoundment.

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The pre-production capital costs and sustaining costs for the Hosco deposit are estimated, respectively, at $422 million and $97 million.  The average operating cash cost is estimated at US$716 per ounce of gold and $25.32 per tonne milled.  The financial analysis, using a price of gold of US$1,350 per ounce, and a 5% discount rate, indicates a pre-tax net present value (“NPV”) of $112 million with a pre-tax internal rate of return (“IRR”) of 8.7% and a payback period of 8.2 years.  On an after tax basis, Aurizon estimates that the IRR is 6.5%.

The Feasibility Study indicates that the Hosco deposit generates a positive return at three-year trailing average gold prices; however, in terms of capital allocation, the Company has decided to defer development and permitting of the Hosco deposit.  However, the Company will continue to pursue exploration of the Heva deposit and the Hosco West Extension areas, which, if successful, could lead to a staged and perhaps more financially beneficial development strategy at Joanna.

Four drills were active during the second quarter of 2012 focusing on the Heva and Hosco West Extension areas.

As announced during the year, assays have been received from eighty nine drill holes, of which sixty drill holes returned between one and five mineralized intersections, calculated with a minimum cut-off of 0.5 grams of gold per tonne over 5 metres above a vertical depth of 200 metres.  Nineteen holes returned one to three positive intervals down to a maximum depth of 400 metres, using a cut-off grade of 3 grams of gold per tonne over a minimum thickness of 3 metres.  Based on the encouraging results obtained to date, deeper holes to follow the continuity of the mineralization down dip to 600 metres will commence shortly.

The reconnaissance drilling on the Heva deposit is nearing completion.  An in-pit resource update of Heva will be performed during the year.  In addition, the interpretation of the higher grade trends shows a well-defined plunge, and has the potential to move the project toward a combination of surface and underground production targets.

Initial metallurgical test work of the Heva mineralization indicates that it is non-refractory, and could potentially deliver high recoveries through direct cyanidation of the ore.

Exploration and feasibility study expenditures at Joanna during the second quarter totalled $2.8 million and for the first half of 2012 totalled $5.5 million.

Marban Property

The Phase 2 drill program comprising 90 drill holes and nine (9) extensions of previous holes was completed in May, 2012 with 34,656 metres of drilling completed using four drill rigs.  The 2010 to 2012 drill programs have confirmed that mineralization extends between surface to an approximate depth of 500 metres.  The programs have also led to the discovery of a shallow area called the Western High Grade Zone and the identification of the Eastern Down Dip Zone.  The Eastern Down Dip Zone is located below a vertical depth of 250 metres and remains open at depth and laterally.

Also received during the second quarter 2012, were preliminary metallurgical test results conducted by SGS Mineral Services on two composite samples which indicated favourable gold recoveries.  Ore cyanidation testing produced results ranging from 95.4% to 97.6% gold recoveries.

An updated mineral resource estimate based on the Phase One drill results, as well as basic technical studies, including metallurgical test work, are nearing completion and undergoing final review.

Expenditures during the second quarter 2012 totalled $1.6 million and year to date totalled $4.3 million.  Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Fayolle Property

Early in the second quarter, the Company completed a 7,136 metre drill program on drill targets located in the eastern extension of the main mineralized breccia of the Fayolle deposit.  A total of 59,381 metres have been drilled on the project since Aurizon’s involvement in the property.

Expenditures during the second quarter 2012 totalled $0.3 million and year to date totalled $1.6 million.  A new resource estimation on the Fayolle deposit is nearing completion which will determine the Company’s next phase of exploration activities.

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Aurizon may earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Duverny Property

During the second quarter 2012, twenty-one diamond drill holes totalling 4,441 metres were completed to test a series of geophysical and soil anomalies located within the Chicobi fault corridor where narrow, high grade gold vein mineralization was discovered in the 1930’s.  Pending assay results will determine the next phase of exploration activities.

Expenditures during the second quarter 2012 totalled $0.5 million. Aurizon owns a 100% interest in 144 mineral claims covering 6,200 hectares, 25 kilometres northeast of Amos, Quebec which include 14 mineral claims which are subject to a royalty.

Rex South Property

The receipt and evaluation of the results of the Rex South 2011 exploration program have resulted in the Company’s decision not to continue the earn-in of this early stage project. This decision was made in the context of the significant capital required to define and develop a mineral deposit large enough to provide robust economics for this remote, far northern project.

Exploration costs incurred in the first half of 2012 together with costs associated with decommissioning a remote camp totalled $0.6 million.  In addition, $0.3 million of capitalized costs were charged to earnings.

Other Exploration Activities

Various sampling and geophysical activities were conducted during the second quarter 2012 on two joint venture projects, the Duvay and Opinaca-Wildcat projects, where $0.2 million and $0.6 million respectively was expended in the second quarter 2012.

OUTLOOK

Casa Berardi Operations

Based upon first half results and a review of the mine plan for the balance of 2012, Casa Berardi production guidance for the full year has been lowered to approximately 150,000 ounces, compared to previous guidance of 155,000 - 160,000 ounces of gold.  Total cash costs for the full year are now estimated at approximately US$645 per ounce, assuming a Canadian dollar exchange rate at parity against the US dollar for the balance of the year, compared to previous guidance of US$600 per ounce and exchange rates at parity.

Onsite mining, milling and administration costs for 2012 are expected to decrease from $147 per tonne experienced in the first half of 2012 and average $143 per tonne for the year, compared to the $134 per tonne guidance provided at the beginning of the year.

Capital expenditures at Casa Berardi, funded from operating cash flow, are estimated to total $46 million in the second half of 2012, to continue with three major capital projects: shaft sinking and underground development; construction of a paste backfill plant to maximize the extraction of high grade ore from Zone 113 and allow greater mining flexibility; and continued replacement of mobile equipment.

An additional $4.5 million will be invested on exploration at Casa Berardi in the second half of 2012 which will include approximately 36,000 metres of surface and underground diamond drilling.  Up to 3 surface and 5 - 7 underground drill rigs will continue to be active during the course of 2012.  These costs will be capitalized as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as identifying extensions of these structures.

The manpower transition from contract miners at Casa Berardi to Aurizon employees that was announced on April 2, 2012, has been going well.  The change to owner mining is expected to assist the Company in recruiting, attracting, and retaining miners.  The transition is expected to be completed in the third quarter 2012.

Exploration properties

Exploration activities in the second half of 2012 will continue to focus on the Heva and Hosco West Extension areas of the Joanna property.  The Heva deposit resource inventory includes 270,000 ounces at 1.9 grams of gold per tonne in the measured and indicated mineral resource category and 421,000 ounces at 1.7 grams of gold per tonne in the inferred mineral resource category using a cut-off grade of 0.5 grams of gold per tonne over a minimum width of 5 metres.  A resource update at Marban is expected shortly which will assist the Company in developing the next phase of exploration at this advanced stage project.

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Exploration activities in the second half of 2012 for the resource expansion at Joanna and Marban together with regional exploration at the Company’s early stage projects are estimated to total $6.2 million.

Corporate Development

Aurizon continues to focus on its organic growth within the Abitibi area and evaluate accretive opportunities within the Americas to enhance its reserve and production profile.

NON-GAAP MEASURES

Realized gold price per ounce

Realized gold price per ounce is a non-GAAP measure and is calculated by adjusting revenue for silver by-product sales and then dividing that by the gold ounces sold and the average realized Bank of Canada Cad$/US$ exchange rate.  For the second quarter of 2012, there were silver sales adjustments totalling $0.2 million, matching silver sales adjustments totalling $0.2 million in the same period of 2011.  For the first half of 2012, there were silver sales adjustments totalling $0.5 million, compared to silver sales adjustments totalling $0.4 million in the same period of 2011.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of comprehensive income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the statements of comprehensive income for inventory adjustments and then dividing that by the tonnes processed through the mill.  For the second quarter of 2012, operating costs were increased by inventory adjustments of $0.5 million compared to no operating cost adjustments required in 2011 for inventory adjustments.  For the first half of 2012, operating costs were decreased by inventory adjustments of $1.5 million compared to an operating cost increase of $0.6 million in 2011 from inventory adjustments.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the second quarter of 2012, the average realized gold price was US$1,592 less total cash costs of US$671 for an operating profit margin of US$921, compared to an average realized gold price of US$1,521 less total cash costs of US$544 for an operating profit margin of US$977 in 2011.

For the first half of 2012, the average realized gold price was US$1,639 less total cash costs of US$676 for an operating profit margin of US$963, compared to an average realized gold price of US$1,462 less total cash costs of $580 for an operating profit margin of US$882 in 2011.

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Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

EBITDA is a non-GAAP measure and is calculated by adjusting the net profit or loss to exclude depreciation and amortization charges, finance expense, finance income, and income tax expense.  The following table provides a reconciliation of net profit to EBITDA for the three and six months ended June 30:

	Three months ended		Six months ended
	2012	2011	2012	2011

Net profit for the period	$8,552	$6,604	$16,815	$9,048
Depreciation and amortization	10,741	8,683	18,581	16,721
Finance income	(508)	(330)	(1,082)	(669)
Finance costs	229	241	452	442
Income tax expense	6,374	12,659	13,008	15,111
EBITDA	$25,388	$27,857	$47,774	$40,653

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISKS AND UNCERTAINTIES

There have been no changes in the Company’s risks and uncertainties during the three month period ended June 30, 2012 from those described in the 2011 annual financial statements and 2011 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

RELATED PARTY TRANSACTIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has no related party transactions or off-balance sheet arrangements to report.

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SUMMARY OF QUARTERLY RESULTS (Unaudited)

	2012		2011				2010
in thousands of Canadian dollars, except per share data	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Revenue	$60,852	$56,753	$85,683	$68,144	$58,960	$47,212	$48,558	$39,882
Cost of sales	(36,193)	(30,822)	(38,914)	(29,736)	(29,847)	(29,228)	(27,843)	(27,223)
Gross profit	24,659	25,931	46,769	38,408	29,113	17,984	20,715	12,659
General and administrative costs	4,211	4,856	4,268	5,025	4,168	6,086	5,659	2,918
Exploration costs	5,435	6,686	6,229	7,037	6,098	7,104	5,372	5,471
Net profit	8,552	8,263	21,810	13,071	6,604	2,446	7,004	2,307
Earnings per share – basic and diluted	0.05	0.05	0.13	0.08	0.04	0.02	0.04	0.02

Financial results for the last eight quarters reflect higher realized Canadian dollar gold prices and rising production costs.  The average realized Canadian dollar gold price in the second quarter of 2012 was $1,592 per ounce and for the calendar year 2011 was $1,567 per ounce, 33% higher than the $1,180 per ounce in the 2010 calendar year.

OUTSTANDING SHARE DATA

As of August 6, 2012, Aurizon had 164,408,202 common shares issued and outstanding.  In addition, 9,089,850 incentive stock options representing 5.5% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.62 per share.

Common Shares (TSX – ARZ & NYSE MKT – AZK)
	June 30,	December 31,
	2012	2011
Issued	164,400,702	163,073,027
Fully-diluted	173,528,052	173,983,052
Weighted average	164,320,369	162,623,135

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2011, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 10

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, onsite mining, milling and administration costs for 2012, anticipated ore throughput and grades for 2012, timing for the completion of the shaft deepening project at Casa Berardi, estimated timing for completion of the manpower transition project at Casa Berardi, estimated mineral reserves and resources, timing of updated resource estimates for the Marban and Fayolle projects, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2012, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, and with respect to mineral reserves and resource estimates, the key assumptions and parameters on which such estimates are based, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of operating and exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS
As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.
This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO
Ian S. Walton, Executive Vice President & CFO
Suite 1120, Cathedral Place, 925 W. Georgia Street
Vancouver, BC  V6C 3L2
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Toll Free: 1-800-411-GOLD (4653)
Investor Relations: jennifer.north@aurizon.com
Email: info@aurizon.com   Website:  www.aurizon.com

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 11

Aurizon Mines Ltd.
Unaudited Interim Financial Statements

For the three and six month periods ended June 30, 2012

In accordance National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed interim financial statements of the Company, which have been prepared by and are the responsibility of the Company’s management, have not been reviewed by the Company’s external auditors.

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 12

Aurizon Mines Ltd.
Interim Balance Sheets (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	Notes	June 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$ 207,869	$ 213,486
Marketable securities		858	864
Inventories		14,795	12,545
Accounts receivable and other	3	8,749	9,474
Derivative instrument assets		-	357
Tax credits receivable	4	3,842	5,210
Total current assets		236,113	241,936
Non-current assets
Property, plant and equipment	5	180,042	164,783
Mineral properties	6	4,945	4,995
Deferred finance costs		261	343
Other assets	7	4,995	6,324
Total non-current assets		190,243	176,445
TOTAL ASSETS		$ 426,356	$ 418,381

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 28,558	$ 25,788
Current income and resource tax liabilities		5,163	18,338
Total current liabilities		33,721	44,126
Non-current liabilities
Provisions	8	16,613	16,153
Deferred tax liabilities		30,652	36,918
Total non-current liabilities		47,265	53,071
Total liabilities		80,986	97,197

EQUITY
Shareholders’ equity
Issued capital	10	281,855	274,165
Contributed surplus		2,447	1,170
Stock based compensation		17,621	18,711
Accumulated other comprehensive losses		(892)	(386)
Retained earnings		44,339	27,524
Total shareholders’ equity		345,370	321,184
TOTAL LIABILITIES AND EQUITY		$ 426,356	$ 418,381

The attached notes form an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on August 8, 2012. They are signed on the Company’s behalf by:

Andre Falzon, Chairman of the Audit Committee	George Paspalas, President and Chief Executive Officer

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 13

 Aurizon Mines Ltd.
Interim Statements of Comprehensive Income (Unaudited)
(Expressed in thousands of Canadian dollars, except for per share data)

		Three months ended		Six months ended
For the periods,	Notes	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenue		$ 60,852	$ 58,960	$ 117,605	$ 106,171
Less cost of sales	11	(36,193)	(29,847)	(67,016)	(59,074)
Gross profit		24,659	29,113	50,589	47,097

Other operating expenses
Exploration costs	11	(5,435)	(6,098)	(12,120)	(13,202)
General and administration costs	11	(4,211)	(4,168)	(9,069)	(10,254)
Other net gains (losses)		(366)	4	150	(32)
Operating profit		14,647	18,851	29,550	23,609

Finance income	12	508	330	1,082	669
Finance costs	12	(229)	(241)	(452)	(442)
Other derivative gains (losses)	12	-	323	(357)	323
Profit before income tax		14,926	19,263	29,823	24,159

Income tax expense	13	(6,374)	(12,659)	(13,008)	(15,111)
NET PROFIT FOR THE PERIOD		8,552	6,604	16,815	9,048

Other comprehensive loss
Non-cash loss on marketable securities		(323)	(272)	(506)	(303)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$ 8,229	$ 6,332	$ 16,309	$ 8,745

Weighted average number of common shares outstanding – Basic		164,320	162,409	163,835	162,318
Earnings per share – Basic		$ 0.05	$ 0.04	$ 0.10	$ 0.05
Weighted average number of common shares outstanding – Diluted		164,822	164,115	164,395	164,463
Earnings per share – Diluted		$ 0.05	$ 0.04	$ 0.10	$ 0.05
The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 14

Aurizon Mines Ltd.
Interim Statements of Changes in Equity (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

	Three months ended		Six months ended
For the periods,	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Share capital
Balance at beginning of period	$ 277,485	$ 270,244	$ 274,165	$ 269,677
Share issuances for cash	3,020	433	5,319	826
Fair value of share options exercised	1,350	194	2,371	368
Balance at end of period	281,855	270,871	281,855	270,871
Contributed surplus
Balance at beginning of period	1,170	1,022	1,170	1,022
Vested share option expiries	1,277	96	1,277	96
Balance at end of period	2,447	1,118	2,447	1,118
Stock based compensation
Balance at beginning of period	18,964	14,942	18,711	13,719
Stock based compensation	1,284	999	2,558	2,396
Share option expiries Value of vested share options transferred to contributed surplus	(1,277)	(96)	(1,277)	(96)
Share options exercised, transferred to share capital	(1,350)	(194)	(2,371)	(368)
Balance at end of period	17,621	15,651	17,621	15,651
Accumulated other comprehensive income (loss)
Balance at beginning of period	(569)	348	(386)	379
Non-cash losses on marketable securities	(323)	(272)	(506)	(303)
Balance at end of period	(892)	76	(892)	76
Retained earnings (Deficit)
Balance at beginning of period	35,787	(13,961)	27,524	(16,405)
Net profit for the period	8,552	6,604	16,815	9,048
Balance at end of period	44,339	(7,357)	44,339	(7,357)
TOTAL SHAREHOLDERS’ EQUITY $ 345,370		$ 280,359	$ 345,370	$ 280,359

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 15

Aurizon Mines Ltd.
Interim Statements of Cash Flows (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

		Three months ended		Six months ended
For the periods,	Notes	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operating activities
Net profit for the period		$ 8,552	$ 6,604	$ 16,815	$ 9,048
Adjustments for non-cash items:
Depreciation and amortization		10,741	8,683	18,581	16,721
Share-based compensation		1,284	999	2,558	2,396
Deferred income tax (recovery) expense		(770)	4,274	(6,266)	4,544
Refundable and non-refundable taxes		(960)	(2,185)	2,355	(4,428)
Derivative losses (gains)		-	(323)	357	(323)
Other	15a	174	387	974	1,719
		19,021	18,439	35,374	29,677
Decrease (increase) in non-cash working capital items	15b	2,697	4,617	(10,232)	7,915
Net cash provided by operating activities		21,718	23,056	25,142	37,592

Investing activities
Property, plant and equipment		(18,871)	(12,359)	(34,106)	(22,905)
Mineral properties		(200)	(130)	(230)	(160)
Other investing activities		3,500	(500)	(1,742)	(918)
Net cash used in investing activities		(15,571)	(12,989)	(36,078)	(23,983)

Financing activities
Issuance of shares		3,020	433	5,319	826
Deferred finance costs		-	(15)	-	(492)
Long-term obligations		-	(773)	-	(773)
Net cash provided (used) by financing activities		3,020	(355)	5,319	(439)

NET INCREASE IN CASH AND CASH EQUIVALENTS		9,167	9,712	(5,617)	13,170
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		198,702	142,799	213,486	139,341
CASH AND CASH EQUIVALENTS – END OF PERIOD		$ 207,869	$ 152,511	$ 207,869	$ 152,511

The attached notes form an integral part of these financial statements.
Supplemental cash flow information is disclosed in Note 15.

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 16

Aurizon Mines Ltd.
Notes to Interim Financial Statements (Unaudited)
For the three and six month periods ended June 30, 2012
(Expressed in thousands of Canadian dollars, unless otherwise stated)

1.     GENERAL INFORMATION

Aurizon Mines Ltd (“Aurizon” or “the Company”) is a Canadian based gold producer with operations, development and exploration activities in Quebec, Canada.  Aurizon is incorporated and domiciled in Canada, and has no subsidiaries and no parent entity. The address of the Company’s registered office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

2.	BASIS OF PREPARATION

These condensed interim financial statements were approved by the Board of Directors on August 8, 2012, and have not been audited or reviewed by the Company’s external auditors. These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

3.    ACCOUNTS RECEIVABLE AND OTHER
	June 30, 2012	December 31, 2011
Accounts receivable	$ 6,159	$ 5,157
Prepaid expenses and purchase deposits	2,417	3,584
Exploration advances	173	733
Accounts receivable and other	$ 8,749	$ 9,474

4.     TAX CREDITS RECEIVABLE
	June 30, 2012	December 31, 2011
Quebec refundable tax credits	$3,842	$ 2,490
Non-refundable tax credits	-	2,720
Tax credits receivable	$ 3,842	$ 5,210

a)    Quebec refundable tax credits

In March 2012, the Company received a refund of $3.1 million in respect of eligible exploration expenditures incurred in 2010.  In addition, the Company expects to receive a refund of $3.8 million in 2012 relating to eligible exploration expenditures incurred in 2011.

b)    Non-refundable tax credits

Non-refundable tax credits arise from certain eligible exploration expenditures.  During the first two quarters of 2012, the Company recorded non-refundable tax credit assets totalling $0.9 million (2011: $1.6 million).  All the non-refundable tax credits available at June 30, 2012 have been used to reduce the current year’s taxes owed, resulting in a non-refundable tax credit asset balance at the end of the period of nil (December 31, 2011: $2.7 million).  The Company expects to continue to incur eligible exploration expenditures throughout the year, which will generate credits to be used to reduce current year income taxes on profit.

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 17

5.   PROPERTY, PLANT AND EQUIPMENT

	Producing Property	Mine Infrastructure	Machinery and equipment	Buildings and Leasehold Improvements	Computers and Software	Office Equipment and Furniture	TOTAL
COST
At January 1, 2011	$ 211,291	$ 40,343	$ 38,584	$1,267	$ 2,153	$ 530	$ 294,168
Additions	33,836	4,774	11,085	156	307	134	50,292
Disposals	-	-	(479)	-	-	-	(479)
Change in ARO estimates	-	1,477	-	-	-	-	1,477
At December 31, 2011	245,127	46,594	49,190	1,423	2,460	664	345,458
Additions	19,695	4,540	9,383	39	156	-	33,813
Disposals	-	-	(1,702)	-	-	(243)	(1,945)
Change in estimated discount rates – Long-lived assets	-	954	-	-	-	-	954
At June 30, 2012	264,822	52,088	56,871	1,462	2,616	421	378,280

ACCUMULATED DEPRECIATION
At January 1, 2011	(95,978)	(27,085)	(16,161)	(874)	(1,642)	(416)	(142,156)
Charge for Period	(27,881)	(4,972)	(5,435)	(43)	(341)	(44)	(38,716)
Disposals	-	-	292	-	-	-	292
Adjustment (1)	(95)	-	-	-	-	-	(95)
At December 31, 2011	(123,954)	(32,057)	(21,304)	(917)	(1,983)	(460)	(180,675)
Charge for Period	(13,878)	(1,445)	(3,337)	(22)	(149)	(13)	(18,844)
Disposals	-	-	1,076	-	-	205	1,281
At June 30, 2012	(137,832)	(33,502)	(23,565)	(939)	(2,132)	(268)	(198,238)

NET BOOK VALUE
At December 31, 2011	$ 121,173	$ 14,537	$ 27,886	$ 506	$ 477	$ 204	$ 164,783
At June 30, 2012	$ 126,990	$ 18,586	$ 33,306	$ 523	$ 484	$ 153	$ 180,042

(1) Adjustment of $95 is for reimbursement of Quebec government assistance and deferred accretion charges

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 18

6.	MINERAL PROPERTIES

	Notes	June 30, 2012	December 31, 2011
Exploration Properties
Joanna, Quebec		$3,865	$3,865
Kipawa, Quebec		75	75
Duvay, Quebec	a	700	500
Duverny, Quebec	b	125	95
Rex South, Quebec	c	-	280
Opinaca, Quebec		100	100
Patris, Quebec		80	80
		$4,945	$4,995

a)	Duvay Property

During the second quarter of 2012, the Company signed an Amended and Restated Option Agreement (the “Amended Agreement”) with Tres-Or Resources Ltd., which incorporates the Fontana Gold Project, located in the Abitibi Greenstone Belt in north-western Quebec, into the existing Duvay Gold Project Option Agreement.  Under the Amended Agreement Aurizon can earn an initial 50% interest in the Optioned Properties by incurring exploration expenditures totalling $10,000,000 over a period ending September 26, 2015 and making cash payments totalling $2,300,000.  As at June 30, 2012, the Company has made cash payments totalling
$0.7 million (December 31, 2011: $0.5 million) in respect of the Amended Agreement.  Upon earning a 50% interest Aurizon will have the option to acquire a further 15% interest by funding a pre-feasibility study on one or more of the Optioned Properties or incurring an additional $20 million of expenditures over a three year period.  Upon formation of a Joint Venture, Aurizon will also make a resource payment related to Tres-Or’s percentage interest in the gold contained in the Optioned Properties at that date, as calculated by an independent NI 43-101 compliant resource estimate as follows: $30 for each measured ounce; $25 for each indicated ounce; and $15 for each inferred ounce.

b)	Duverny Property

During the first quarter of 2012, the Company fulfilled the terms of a letter of intent signed in March 2010 by making the final cash payment of $30 thousand to the owners of the Duverny property, bringing the total cash payments made to $100 thousand. Having fulfilled the terms of the letter of intent, the Company has acquired 100% ownership of the claims comprising the Duverny Property, which is located in the Duverny Township in the Abitibi region of north-western Quebec. In addition, the Company has acquired mineral claims adjacent to the Duverny Property by staking at a cost of $25 thousand.

c)	Rex South Property

During the second quarter of 2012, the Company terminated an option agreement signed in May 2010 with Azimut Exploration Inc. (“Azimut”) under which the Company may have earned an initial 50% ownership in Azimut’s Rex South Property situated in Northern Quebec.  As a result, capitalized property acquisition payments totalling $280 thousand have been charged to earnings.

7.	OTHER ASSETS
June 30, 2012		December 31, 2011
Reclamation deposits	$ 2,557	$ 1,315
Refundable tax credits	2,102	4,457
Workers compensation premiums	6	222
Deposit on long-term hydro-electric project	330	330
	$ 4,995	$ 6,324

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 19

8.	PROVISIONS

	June 30, 2012	December 31, 2011

Asset retirement obligations (a)	$ 16,155	$ 15,019
Non-current employee incentive payments (b)	458	1,134
	$ 16,613	$ 16,153

a)	Asset retirement obligations

	June 30, 2012	December 31, 2011
Asset retirement obligations – Beginning of year	$ 15,019	$ 13,114
Change in ARO estimate discount rates	954	1,477
Accretion expense	182	428
Asset retirement obligations – end of period	$ 16,155	$ 15,019

b)   Non-current employee incentive payments

As at June 30, 2012, the fair value of the estimated incentive payments is $1.0 million (December 31, 2011:  $1.7 million), which includes a current portion of $0.5 million (2011: $0.6 million) and a non-current portion of $0.5 million (2011: $1.1 million)

9.     COMMITMENTS

The Company’s significant contractual obligations and commitments as at June 30, 2012 are as follows:

(all figures undiscounted)	Total	Due in Less Than 1 Year	Due 1 - 3 Years	Due 3 - 5 Years	Due in More Than 5 Years	As at December 31, 2011
Asset retirement obligations	$ 19,002	$ -	$ 1,213	$ -	$ 17,789	$ 19,002
Equipment and supply contracts	10,282	4,803	3,131	2,348	-	13,518
Mineral properties firm commitments	1,126	1,126	-	-	-	2,222
Employee incentives	1,015	556	459	-	-	1,821
Head office operating lease	696	190	506	-	-	822
Total contractual obligations	$ 32,121	$ 6,675	$ 5,309	$ 2,348	$ 17,789	$ 37,385

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 20

10.             SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series "A" convertible preferred shares (Issued - none) and 1,135,050 are designated as series "B" convertible preferred shares (Issued - none).

b) Issued and fully paid

Common Shares	Shares	Amount
	(000’s)
Outstanding as at January 1, 2011	162,145	$ 269,677
Exercise of share options	927	3,102
Fair value of share options exercised	-	1,386
Outstanding as at December 31, 2011	163,072	274,165
Exercise of share options	1,328	5,319
Fair value of share options exercised	-	2,371
Outstanding as at June 30, 2012	164,400	$ 281,855

c) Share-based compensation

The Company has an ownership-based compensation scheme for key employees, directors, and officers of the Company. In accordance with the terms of the plan, as approved by shareholders’ resolution dated May 13, 2010 and amended by Directors’ resolutions dated November 3, 2010, key employees, directors, and officers of the Company may be granted options to purchase ordinary shares at an exercise price to be determined by the directors at the time the option is granted, provided that such price shall be not less than the closing prices of the common shares of the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade.

The number of options granted is determined by the Company’s Directors.  During the second quarter of 2012, the Board of Directors increased the maximum number of options that may be issued and outstanding from 7% to 10% of the total number of common shares then outstanding on a non-diluted basis.

The following reconciles the share options outstanding:

	Number of Options	Weighted-average exercise price
Outstanding, January 1, 2011	9,670	$5.05
Granted	2,541	$6.11
Exercised	(927)	$3.35
Expired	(374)	$5.31
Outstanding, December 31, 2011	10,910	$5.43
Exercised	(1,328)	$3.98
Expired	(455)	$5.77
Outstanding, June 30, 2012	9,127	$5.62

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 21

10.             SHARE CAPITAL (CONTINUED)

The following shows the vested and exercisable share options, and total outstanding share options, by exercise price range, as at June 30, 2012:

Vested and exercisable options				All outstanding options
Exercise price range	Vested and exercisable options	Remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options	Remaining contractual life (years)	Weighted average exercise price
$2.00 - $2.99	1,068	1.4	$2.95	$2.00 - $2.99	1,068	1.4	$2.95
$3.00 - $3.99	299	0.5	$3.74	$3.00 - $3.99	299	0.5	$3.74
$4.00 - $4.99	1,453	2.5	$4.84	$4.00 - $4.99	1,769	2.5	$4.84
$5.00 - $5.99	1,042	1.2	$5.06	$5.00 - $5.99	1,161	1.3	$5.07
$6.00 - $6.99	675	4.3	$6.10	$6.00 - $6.99	2,625	4.3	$6.11
$7.00 - $7.59	1,153	3.4	$7.53	$7.00 - $7.59	2,205	3.4	$7.52
Totals	5,690	2.4	$5.16	Totals	9,127	2.9	$5.62

11.             EXPENSES BY NATURE
Three months ended		Six months ended
June 30, 2012	June 30, 2011	June 30, 2012	June 3 0, 2011

Cost of sales:
Operating costs	$ 22,745	$ 18,561	$ 43,082	$ 37,396
Depreciation and amortization charge relating to operations	10,692	8,632	18,490	16,623
Employee wages and benefits included in cost of sales	2,756	2,654	5,444	5,055
Total cost of sales	$ 36,193	$ 29,847	$ 67,016	$ 59,074
Exploration costs (1):
Exploration	$ 5,020	$ 5,665	$ 11,371	$ 12,494
Employee wages and benefits	415	433	749	708
Total exploration costs:	$ 5,435	$ 6,098	$ 12,120	$ 13,202
General and administrative costs:
Employee wages and benefits (2)	$ 1,414	$ 1,367	$ 2,743	$ 4,364
Other administration costs	1,464	1,751	3,676	3,396
Depreciation charge	49	51	91	98
Share-based compensation	1,284	999	2,559	2,396
Total general and administration costs	$ 4,211	$ 4,168	$ 9,069	$ 10,254

(1)	Net of refundable and non-refundable tax credits.

(2)	In 2011, the Company recognized a fair value of future employee benefits totalling $1.6 million, which increased employee wages and benefits costs.

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 22

12.             FINANCE INCOME AND COSTS
Three months ended		Six months ended
June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Finance income
Interest income on cash and short-term investments	$ 508	$330	$1,082	$669
Finance costs
ARO liability accretion	($ 94)	($ 114)	($ 182)	($ 225)
Standby fees – revolving credit facility	(94)	(86)	(188)	(149)
Amortization of deferred finance costs	(41)	(41)	(82)	(68)
Total finance costs	($ 229)	($ 241)	($ 452)	($ 442)
Other derivative losses
Non-cash derivative gains (losses)	$ -	$ 323	($ 357)	$ 323

Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise treasury bills and bankers’ acceptance notes with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.82% and 1.35% (2011: Treasury bills and bankers’ acceptance notes bearing interest between 0.86% and 1.11%).

13. INCOME TAXES

Current and deferred income and resource tax expense is represented in the statements of comprehensive income as follows:

Three months ended		Six months ended
June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Current income tax expense	$ 3,465	$ 2,549	$ 11,725	$ 4,212
Current resource tax expense	3,679	5,837	7,549	6,355
Current income and resource taxes	$ 7,144	$ 8,386	$ 19,274	$ 10,567
Deferred income tax expense (recovery)	($ 196)	$ 1,567	($ 5,251)	$ 1,671
Deferred resource tax expense (recovery)	(574)	2,706	(1,015)	2,873
Deferred income and resource tax expense (recovery)	($ 770)	$ 4,273	($ 6,266)	$ 4,544
Total income tax expense	$ 6,374	$12,659	$ 13,008	$15,111

The combined federal and provincial statutory income tax rate for 2012 is 26.7% (2011 – 28.2%).  In addition to federal and provincial income taxes, Aurizon is subject to a 16% (2011: 15%) Quebec resource tax, which is an allowable deduction for federal and provincial income tax purposes.  As a result, the Quebec resource tax has an effective rate of 11.7% (2011: 10.8%).

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 23

14.           COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors and members of key management personnel during the period was as follows:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Wages and short-term benefits	$ 661	$ 676	$ 1,323	$ 1,227
Share-based compensation	692	709	1,378	1,452
Deferred share units	(24)	-	423	-
	$ 1,329	$ 1,385	$ 3,124	$ 2,679

a)	Deferred Share Units

During the first quarter of 2012, the Company established a Deferred Share Unit Plan for non-executive directors (the “DSU Plan”), whereby a portion of compensation paid to directors may be paid in deferred share units (“DSUs”).   Under the terms of the DSU Plan, each director may receive an annual grant of DSUs in an amount and on the date determined by the Board for that year.  DSUs vest immediately and are based on the closing price of the common shares on the Toronto Stock Exchange on the business day prior to the date of grant.  DSUs can only be settled in cash, following the date the director has retired from, or ceased to hold, all positions with the Company, and will be based upon the number of units held, multiplied by the fair market value of the Company’s share price at the time of redemption.

During the first quarter of 2012, the Company granted 91,502 DSUs to non-executive directors.  As at June 30, 2012, the fair value of the units outstanding was $423 thousand based upon the Company’s share price of $4.62 on the last trading day of June 2012.  Accordingly, the Company has recorded a current liability of $423 thousand as at June 30, 2012 in respect of the outstanding units (June 30, 2011: nil), with a corresponding charge to profit to reflect the fair value of the units.

The following is a continuity schedule of the DSUs outstanding from December 31, 2011 to June 30, 2012:

Number of DSUs outstanding
As at December 31, 2011	-
Granted	91,502
As at June 30, 2012	91,502

15.           CASH FLOW INFORMATION

a) Analysis of other operating activities

Three months ended		Six months ended
June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Accretion charges on asset retirement obligations	$ 94	$ 114	$ 182	$ 225
Future employee incentives	(118)	(77)	(380)	1,509
Non-cash inventory adjustments	(254)	308	262	(432)
Loss on sale of property, plant and equipment	131	1	331	150
Amortization of deferred finance costs	41	41	82	68
Non-cash mineral property abandonment	280	-	280	-
Workers’ compensation adjustments	-	-	217	199
	$ 174	$ 387	$ 974	$ 1,719

Aurizon Mines Ltd.	2012 SECOND QUARTER REPORT	Page | 24

15.           CASH FLOW INFORMATION (CONTINUED)

b)	Analysis of change in non-cash working capital items

Three months ended		Six months ended
June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Accounts receivable and exploration advances	$ 1,136	($ 1,462)	($ 442)	($ 2,742)
Refundable and non-refundable tax assets	-	2,218	1,368	3,940
Prepaid expenses	1,587	1,480	1,146	507
Supplies inventory	(296)	(621)	(455)	(726)
Gold inventory	753	(312)	(1,793)	993
Accounts payable and accrued liabilities	(1,552)	27	3,119	2,656
Current provincial resource taxes payable	(548)	3,287	(13,815)	3,287
Current income taxes payable	1,617	-	640	-
	$ 2,697	$ 4,617	($ 10,232)	$ 7,915